UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

POINT BIOPHARMA GLOBAL INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730541109

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 9,003,018 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 9,003,018 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,003,018 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.65%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 9,003,018 shares of the Issuer’s Common Stock which constitute approximately 8.65% of the class outstanding. The percentage calculation assumes that there are currently 104,024,962 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Prospectus as filed with the Securities and Exchange Commission (“SEC”) on September 14, 2022.

CUSIP No. 730541109

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 9,003,018 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 9,003,018 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,003,018 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.65%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 9,003,018 shares of the Issuer’s Common Stock which constitute approximately 8.65% of the class outstanding. The percentage calculation assumes that there are currently 104,024,962 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Prospectus as filed with the Securities and Exchange Commission (“SEC”) on September 14, 2022.

CUSIP No. 730541109

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 9,003,018 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 9,003,018 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,003,018 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.65%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 9,003,018 shares of the Issuer’s Common Stock which constitute approximately 8.65% of the class outstanding. The percentage calculation assumes that there are currently 104,024,962 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Prospectus as filed with the Securities and Exchange Commission (“SEC”) on September 14, 2022.

CUSIP No. 730541109

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 6,748,048 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 6,748,048 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,748,048 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.5%[4]
14	Type of Reporting Person (See Instructions) PN

4 The reporting person is the beneficial owner of 6,748,048 shares of the Issuer’s Common Stock which constitute approximately 6.5% of the class outstanding. The percentage calculation assumes that there are currently 104,024,962 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Prospectus as filed with the Securities and Exchange Commission (“SEC”) on September 14, 2022.

CUSIP No. 730541109

SCHEDULE 13D

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated as follows:

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2021, as amended by Amendment No. 1 filed on September 14, 2021 and Amendment No. 2 filed on August 29, 2022 (the “Statement”) by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the “Fund”) with respect to the Common Stock of POINT Biopharma Global Inc. (formerly known as Therapeutics Acquisition Corp.), a Delaware Corporation (the “Issuer”), which has its principal executive offices at 4850 West 78th Street Indianapolis, IN. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Statement is hereby amended and restated as follows

(c) The Reporting Persons’ have not effected any transactions in Common Stock since the filing of Amendment No. 2 to the Schedule 13D.5

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 1 Joint Filing Agreement.

5 The Common Stock and percentage ownership reported in this amendment reflect an increase in the number of outstanding shares of the Issuer.

CUSIP No. 730541109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2022

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Healthcare Fund GP, LLC

Its: General Partner

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Manager

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 16, 2022, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of Point Biopharma Global, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Healthcare Fund GP, LLC

Its: General Partner

By:	/s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Manager